UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY
TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-25356

Azzurra Holding Corporation
 (Exact name of registrant as specified in its charter)

655 W Broadway Suite 870
San Diego, California 92101
(619) 272-7050
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.00001 par value per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule12g-4(a)(1)	[X]

Rule12g-4(a)(2)	[ ]

Rule12h-3(b)(1)(i)	[ ]

Rule12h-3(b)(1)(ii)	[ ]

Rule15d-6	[ ]

Rule15d-22(b)	[ ]

Approximate number of holders of record as of the certification or notice date: 4

Pursuant to the requirements of the Securities Exchange Act of 1934, Azzurra Holding Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 2, 2020	By:	/s/ Daniel W. Rumsey
Daniel W. Rumsey Chief Executive Officer